Exhibit 97.1

XENETIC BIOSCIENCES, INC.

Policy Regarding the Mandatory Recovery of Compensation

Effective October 2, 2023

I.	Applicability and Administration. This Policy Regarding the Mandatory Recovery of Compensation (the “Policy”) applies to any Incentive Compensation paid to the Executive Officers of Xenetic Biosciences, Inc. (the “Company”). This Policy is intended to comply with and be interpreted in accordance with the requirements of Listing Rule 5608 (“Rule 5608”) of the Nasdaq Stock Market LLC (“Nasdaq”). This Policy shall be administered by the Compensation Committee (the “Committee”) of the Board of Directors of the Company (the “Board”) and the Committee is authorized to make all determinations necessary, appropriate or advisable for the administration of this Policy, to engage, at the Company’s expense, such counsel, advisors and agents and to direct the Company’s officers and other employees to take any actions necessary and appropriate to effectuate this Policy. Any determinations made by the Committee shall be final and binding on all affected individuals. The provisions of Rule 5608 shall prevail in the event of any conflict between the text of this Policy and such section. This Policy shall apply to all Incentive Compensation Received on or after October 2, 2023 (the “Effective Date”). Certain capitalized terms are defined in Section IV hereof.

II.	Recovery.

a.	Triggering Event.

Except as provided herein and subject to Section II(b) below, in the event that the Company is required to prepare a Financial Restatement, the Company shall recover the Recoverable Amount of any Incentive Compensation Received by a current or former Executive Officer during the Look-Back Period. The Recoverable Amount shall be repaid to the Company within a reasonable time after the current or former Executive Officer is notified of the Recoverable Amount as set forth in Section II(c) below. For the sake of clarity, the recovery rule in this Section II(a) shall apply regardless of any misconduct, fault, or illegal activity of the Company, the Executive Officer, the Board or any committee thereof.

b.	Compensation Subject to Recovery.

i. Incentive Compensation subject to mandatory recovery under Section II(a) includes any Incentive Compensation Received by an Executive Officer on or after the Effective Date:

a.	After beginning service as an Executive Officer;

b.	Who served as an Executive Officer at any time during the performance period for that Incentive Compensation; and

c.	During the Look-Back Period.

ii. As used in this Section II(b), Incentive Compensation is deemed “Received” in the fiscal period that the Financial Reporting Measure specified in the applicable Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period. This Section II(b) will only apply to Incentive Compensation Received after the Effective Date.

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c.	Recoupment.

i. The Committee shall determine, at its sole discretion, the method for recouping Incentive Compensation, which may include (A) requiring reimbursement of Incentive Compensation previously paid; (B) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (C) deducting the amount to be recouped from any compensation otherwise owed by the Company to the Executive Officer; and/or (D) taking any other remedial and recovery action permitted by law, as determined by the Committee.

d.	Recoverable Amount.

i. The “Recoverable Amount” is equal to the amount of Incentive Compensation Received in excess of the amount of Incentive Compensation that would have been Received had it been determined based on the restated amounts in the Financial Restatement, without regard to taxes paid by the Company or the Executive Officer.

ii. In the event the Incentive Compensation is based on a measurement that is not subject to mathematical recalculation (including, without limitation, stock price and total shareholder return), the Recoverable Amount shall be based on a reasonable estimate of the effect of the Financial Restatement on such measurement, as determined by the Committee, which shall be set forth in writing.

iii. To the extent that an Executive Officer has already reimbursed the Company any portion of the Recoverable Amount under any law, rule, regulation or policy, such amount shall be credited to the Recoverable Amount under this Policy.

e.	Exceptions to Applicability.

The Company or a delegate thereof must recover the Recoverable Amount of Incentive Compensation as stated above in Section II(a), unless the Committee makes a determination that recovery would be impracticable, and at least one of the following applies:

i. The direct expense paid to a third party to assist in enforcing recovery would exceed the Recoverable Amount, and a reasonable attempt to recover the Recoverable Amount has already been made and documented; or

ii. Recovery would likely cause an otherwise tax-qualified retirement plan under which benefits are broadly available to employees of the Company, to fail to meet the qualification requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

III.	Miscellaneous.

a.	The Committee or the Board of Directors of the Company, as applicable, may require that any incentive plan, employment agreement, equity award agreement, or similar agreement entered into on or after the date hereof shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy, including the repayment of the Recoverable Amount of erroneously awarded Incentive Compensation. This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law, rule or regulation, or guidance from the Securities and Exchange Commission (the “SEC”) or NASDAQ, their beneficiaries, heirs, executors, administrators or other legal representatives. This Policy is to be applied to the fullest extent required by applicable law, regulation and NASDAQ listing standards. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

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b.	The Company shall not indemnify any Executive Officer or other individual against the loss of any incorrectly awarded or otherwise recouped Incentive Compensation.

c.	The Company shall comply with applicable compensation recovery policy disclosure rules of the Securities and Exchange Commission.

IV.	Definitions.

a.	Incentive Compensation. “Incentive Compensation” means any compensation that is granted, earned, or vests based wholly or in part upon the attainment of a Financial Reporting Measure, but does not include awards that are earned or vest based solely on the continued provision of services for a period of time.

b.	Financial Reporting Measure. “Financial Reporting Measure” means any reporting measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures and need not be presented with the Company’s financial statements. Stock price and total shareholder return are considered to be Financial Reporting Measures for purposes of this Policy.

c.	Financial Restatement. A “Financial Restatement” means any accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that (i) is material to the previously issued financial statements (commonly referred to as a “Big R” restatement), or (ii) is not material to previously issued financial statements, but would result in a material misstatement if the error was left uncorrected in the current period or the error correction were recognized in the current period (commonly referred to as a “little r” restatement). For purposes of this Policy, the date of a Financial Restatement will be deemed to be the earlier of (i) the date the Board, a committee of the Board, the officer or officers authorized to take such action if Board action is not required concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement, and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare Financial Restatement.

d.	Executive Officer. “Executive Officer” shall mean the Company’s Chief Executive Officer, President, Chief Financial Officer, or principal accounting officer (or, if there is no such accounting officer, the Controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), and any other officer or person who performs a significant policy-making function for the Company. For the sake of clarity, ”Executive Officer” includes at a minimum executive officers identified by the Board pursuant to 17 CFR 229.401(b).

e.	Look-Back Period. The “Look-Back Period” means the three completed fiscal years immediately preceding the date of a Financial Restatement and any transition period as specified in Rule 5608.

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